September 8, 2009

VIA EDGAR

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4631
Washington, D.C. 20549

Re:	Nobility Homes, Inc. Form 10-K for the year ended November 1, 2008 Form 10-Q for the period ended May 2, 2009 Your File No.: 000-06506

Dear Mr. Decker:

        The following information is furnished in response to the comments in your letter to Thomas W. Trexler, our Executive Vice president and Chief Financial Officer, dated July 24, 2009. Both the comments and Nobility Homes, Inc.‘s (“Nobility”) responses thereto are provided below for your convenience.

Form 10-K for the year ended November 1, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made. please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 7

2.	Please revise to include discussion of changes in your financial condition. For example. your current MD&A disclosures provide no substantive explanation for the fluctuations in your accounts payable, accrued compensation, or accrued expenses and other current liabilities from 2007 to 2008. Furthermore, your discussion of the decrease in customer deposits on page 9 should be enhanced to explain, for example, how changes in your backlog or orders received but not manufactured as of each period-end have affected the amount of customer deposits held.

Response: The Company’s future filings will discuss changes to our financial condition in MD&A (specifically to address any significant fluctuations in accounts payable, accrued compensation, or accrued expenses and other current liabilities) as well as enhanced discussions about the changes in customer deposits and its impact on the business with language similar to:

Mr. Rufus Decker
September 8, 2009

        Accounts payable at November 1, 2008 was $186,477 compared to $642,484 at November 2, 2007. The decrease in accounts payable was primarily due to a decrease in materials purchased in the last month of the year since the number of homes produced in 2008 at the Company’s manufacturing plants decreased by 26% percent. Accrued compensation at November 1, 2008 was $201,155 compared to $544,970 at November 2, 2007. Since accrued compensation consists largely of sales commissions and bonuses, the decrease in accrued compensation was primarily due to the 28% decrease in the number of homes sold at the Company’s retail sales centers in 2008. Accrued expenses and other current liabilities at November 1, 2008 was $355,218 compared to $738,950 at November 2, 2007. The decrease in accrued expenses and other current liabilities was primarily due to the 65% decrease in the number of homes that are in process of closing, but not included in sales since they had not met all the criteria for revenue recognition.

        Language similar to the following sentence will be added to future discussions regarding customer deposits:

        Having no backlog at the manufacturing facility has negatively affected the amount of customer deposits.

Liquidity and Capital Resources, page 9

3.	You disclose on page 7 that in December 2008, 21st Mortgage Corporation advised you that their parent company had decided not to provide any additional funding for loan originations at that time. Please revise your filing to explain the impact of this decision on your business. Please explain the extent to which you have been able to find additional funding for your loan originations and/or the extent to which you have been unable to sell homes as a result of not having sufficient other outside sources to provide financing to homebuyers. Since you have a revenue sharing agreement with 21st Mortgage Corporation, please also disclose the expected impact that lack of funding from 21st Mortgage Corporation’s parent company will have upon your results of operations, financial position and liquidity.

Response: The Company's future filings will discuss the Company's funding options/limitations with language similar to:

        The decision by the parent company of 21st Mortgage Corporation to not provide additional capital to support the lending operation has required us to consider seeking capital from alternative sources. However, 21st Mortgage Corporation has since been able to sign dealer agreements with a number of lenders who provide financing for our homes. In addition, our joint venture, Majestic 21, secured $5,000,000 in financing from a commercial bank, of which the Company guarantees 50% of this financing. Both additional sources of funding have been sufficient to fund our loan originations to date. We do not believe we are losing sales based on a lack of available financing. To date, we are able to fund loans without interruption.

Mr. Rufus Decker
September 8, 2009

Critical Accounting Policies and Estimates

Investments in Retirement Community Limited Partnerships, page 11

4.	It appears from your disclosures on page 9 that you entered into your investments in the retirement community limited partnerships expecting that these investments would initially generate non-cash losses but that you expect greater profitability once the communities become more occupied. Please revise your filing to explain how often you evaluate your investments in retirement community limited partnerships for impairment, the criteria and assumptions you use to evaluate these investments for impairment and the circumstances that you would consider to be indicators of impairment for these investments.

Response: The Company’s future filings will discuss the evaluation of its investments in retirement community limited partnerships for impairment with language similar to:

        Nobility’s investments in the retirement communities are evaluated quarterly as facts and circumstances present themselves. Nobility compares the communities' financial statements with our investment expectations. We receive financial statements on each community quarterly. In addition, by being the sole supplier of homes to the two communities we know each day how many homes are sold. We also get a monthly inventory report showing all homes set up as models, all homes sold waiting for closing, all homes with 15% deposit waiting for a closing date, plus homes sold for the month. We follow the number of customers booked into the communities on the “guest house” program and monitor their advertising and marketing plans and programs. With a manufactured home community, each home sold increases the monthly rental income and increases the value of the community since the new homeowner agrees to pay monthly payment to the community for the community’s amenities and the land upon which the home is located. We analyze this information provided for any indicators of possible impairment. Even with the current recession, the Company does not believe our investments in the retirement community limited partnerships are impaired.

Investment in Majestic 21, page 11

5.	Please revise your discussion of Majestic 21 here and in your financial statement footnotes to more clearly explain exactly what type of business Majestic 21 operates. It is unclear what is meant by your disclosure on page 9 that “the Majestic 21 portfolio of loans is not being increased and the portfolio continues to runoff.” Please also revise to explain, in detail, the analysis you performed and assumptions you used to determine that your investment in the joint venture was not impaired as of November 1, 2008.

Response: The Company's future filings will discuss Majestic 21 with language similar to:

Mr. Rufus Decker
September 8, 2009

        The Majestic 21 joint venture partnership is a loan portfolio that is owned 50% by 21st Mortgage Corporation and 50% by the company. The primary assets are loans that were originated from 1997 until 2003. In 2003, the Company entered into a finance revenue sharing agreement with 21st Mortgage Corporation and all loans originated from that point forward, are owned by 21st Mortgage Corporation pursuant to the finance revenue sharing agreement. Consequently, no additional loans are going into the Majestic 21 joint venture and the balance of the loans/assets of the partnership is declining each month due to amortization and payoffs. At November 1, 2008, there was $770,000 in loan loss reserves or 2.6% of Majestic 21‘s loan portfolio. The Majestic 21 joint venture partnership is monitoring loan loss reserves on a monthly basis and is adjusting the loan loss reserves as necessary. The Majestic 21 joint venture is reflected on 21st Mortgage Corporation‘s financial statements which are audited and included in the financial statements of its ultimate parent which is a public company. Management believes the loan loss reserves are adequate based upon its review of the Majestic 21 joint venture partnership‘s financial statements.

Consolidated Financial Statements

Note 1 – Reporting Entity and Significant Accounting Policies, page 19

6.	Please revise your accounting policy footnote to explain your policies concerning customer deposits. Your revised footnote should address the circumstances under which you require a customer deposit, the extent of customer deposit required (i.e., a specified amount or percentage of retail price), and the circumstances under which customer deposits may be refundable.

Response: The Company’s future filings will discuss the Company’s policies concerning customer deposits with language similar to:

        A retail customer is required to make a down payment ranging from $500.00 to 35% of the retail contract price based upon the credit worthiness of the customer. The retail customer receives the full down payment back when the Company is not able to obtain retail financing. If the retail customer receives retail financing and decides not to go through with the retail sale, the Company can withhold 20% of the retail contract price. The Company does not receive any deposits from their independent dealers.

7.	Since the majority of your revenues appear to be derived from the sales of manufactured housing through your own sales centers and most of these houses are financed by the customers through third party lenders, please revise your financial statement footnotes to disclose the types of transactions which result in your accounts receivable balances as of each period end.

Response: The Company’s future filings will disclose the types of transactions which result in accounts receivable balances with language similar to:

        Accounts receivable fluctuates due to the number of homes sold to independent dealers. The Company recognizes revenues from its independent dealers upon receiving wholesale floor plan financing or establishing retail credit approval for terms, shipping of the home, and transferring title and risk of loss to the independent dealer. For wholesale shipments to independent dealers, the Company has no obligation to setup the home or to complete any other significant obligations.

Mr. Rufus Decker
September 8, 2009

8.	Please revise your accounting policy footnote for inventories on page 20 to indicate if you include an allocation of your depreciation and amortization to cost of goods sold. If you do not include depreciation or amortization in your cost of goods sold, please revise your description of cost of goods sold on the face of your statements of income and elsewhere throughout the filing to read somewhat as follows: “Cost of goods sold (exclusive of depreciation and amortization shown separately below).” Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of goods sold., See SAB, Topic 11:B.

Response: The Company’s future filings will revise its accounting policy footnote for inventories with language similar to:

        Inventories are carried at the lower of cost or market. The cost of finished home inventories determined on the specific identification method is removed from inventories and recorded as a component of cost of sales at the time revenue is recognized. In addition, an allocation of depreciation and amortization is included in cost of goods sold. Other inventory costs are determined on a first-in, first-out basis.

9.	We note your disclosures on pages 20 and 26 that you have agreed to repurchase homes from defaulted loans which were financed under your finance revenue sharing agreement. Please expand your disclosures herein or in Note 13 — Commitments and Contingent, Liabilities to provide the disclosures required by paragraph 13 of FIN 45.

Response: The Company’s future filings will revise its commitments and contingent liabilities with language similar to:

        The Company did not repurchase any homes from defaulted loans which were financed under the finance revenue sharing agreement during fiscal 2008.

        We will also discuss the nature of the guarantee and the approximate terms of the guarantee; how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee; the maximum potential amount of future payments the guarantor could be required to make under the guarantee; and the current carrying amount of the liability. In addition, we will discuss the recourse provisions that would enable the guarantor to recover from third parties any of the amounts paid under the guarantee as well as whether the guarantor can obtain and liquidate any assets held, directly or by third parties, as collateral to recover all or a portion of the amounts paid under the guarantee related to the repurchase of any homes from defaulted loans which were financed under the finance revenue sharing agreement.

Mr. Rufus Decker
September 8, 2009

10.	It appears that your actual warranty payments for 2008 and 2007 were significantly more than the amounts accrued as of the beginning of each period presented. It appears this trend has continued into fiscal 2009 since your disclosures on page 3 of your Form 10-Q for the period ended May 2, 2009 that your warranty payments through the six months ended May 2, 2009 were approximately $168,000 compared to your accrual as of November 1, 2008 of $184,000. Please revise to more fully explain what your warranty covers, the coverage period for your warranty, and, how you determine your warranty accrual each period. Please also revise your MD&A to explain the assumption used to calculate your warranty accrual, any changes in the assumptions used from period to period, and the reasons why your warranty payments for 2008 and 2007 were so much higher than the amounts accrued as of the beginning of each period. In addition address whether you have any exposure related to the defective drywall that was manufactured in China as we understand that this may be an industry-wide issue.

Response: The Company's future filings will discuss its warranty payments with language similar to:

        The Company’s Limited Warranty covers substantial defects in material or workmanship in specified components of the home including structural elements; plumbing systems, electrical systems, and heating and cooling systems which are supplied by the Company that may occur under normal use and service during a period of twelve (12) months from the date of delivery to the original homeowner, and applies to the original homeowner or any subsequent homeowner to whom this product is transferred during the duration of this twelve (12) month period.

        The Company tracks the warranty claims per home. Based on the history of the warranty claims, the Company has determined that warranty claims usually occur within the first three months after the home is sold. The Company determines its warranty accrual using the last three months of home sales. As a result, warranty expense for a full fiscal year should equal the warranty accrual for the prior four quarters.

        The Company has never used drywall manufactured in China; therefore, no warranty exposure exists to our Company related to this issue.

11.	Please revise your financial statement footnotes on page 22, or where otherwise deemed appropriate, to disclose revenues from external customers by products and service. For example, you appear to generate revenues from a variety of sources including the sale of manufactured housing, insurance agent commissions, and construction lending operations. Please refer to paragraph 37 of SFAS 131.

Response: The Company’s future filings will disclose revenues from external customers by product and services with language similar to:

        Revenues by net sales from manufactured housing, insurance agent commissions, and construction lending operations for the years ended November 1, 2008 and November 3, 2007:

Mr. Rufus Decker
September 8, 2009

Net Sales	November 1, 2008	November 3, 2007
Manufactured housing	$29,481,299	$40,161,948
Insurance agent commissions	403,662	402,101
Construction lending operations	180,061	58,848

	$30,065,022	$40,622,897

Note 3 — Related Party Transactions, page 25

12.	Please revise to explain how your investment in the retirement community limited partnerships is considered a related party transaction. Please also tell us how you considered Items 2.01 and 9.01 of Form 8-K and the significance tests of Rule 8-04 of Regulation S-X in determining it was not necessary to provide audited financial statements and pro forma information on Form 8-K in connection with your fiscal 2008 purchases of a 49% interest in Walden Wood, II Ltd. and a 49% interest in CRF III, Ltd.

Response: The Company’s investments should not be considered a related party transaction and will be discussed elsewhere in a note, titled Other Investments, to the financial statements in the future.

        The Company also considered Items 2.01 and 9.01 of Form 8-K and the significance tests of Rule 8-04 of Regulation S-X and noted that the investments in Walden Woods and CRF did not meet any of the significance requirements that required providing audited financial statements and pro forma financial information in an 8-K filing.

Note 4 – Inventories, page 26

13.	Given the rapid decline in real estate prices over the past year, please explain, in detail, the methods and assumptions used to evaluate the current market, value of inventory (including pre-owned homes) to ensure that inventory is written down to the lower of cost or market each reporting period. To the extent that your methods for determining market value differ for new homes compared to pre-owned homes, please describe your methods separately for each.

Response: New home inventory is carried at the lower of cost or market. Cost of finished home inventories is determined on the specific identification method. Under the specific identification method, if finished home inventory can be sold for a profit there is no basis to write down the inventory below the lower cost or market. Pre-owned home inventory is carried at the lower cost or market. Each specific model’s market value is determined using the standards established by the Kelly Blue Book for manufacturing housing.

Mr. Rufus Decker
September 8, 2009

Exhibits 31(a) and 31(b)

14.	Please revise the opening paragraph of bullet point four of your certification so that it also makes reference to the certifying officers’ responsibility for establishing and maintaining internal controls over financial reporting. Refer to Item 601(B)(31) of Regulation S-K.

Response: The Company’s future filings will disclose the certifying officers’ responsibility for establishing and maintaining internal controls over financial reporting.

        The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have.

FORM 10-Q FOR THE PERIOD ENDED MAY 2, 2009

General

15.     Please address the above comments in your interim filings as well.

Response:

        The Company will make similar revisions to its future interim filings in conformity with the above responses to comments to its annual report on Form 10-K.

Note 8 — Commitments and Contingent Liabilities, page 9

16.	While we note that you were not required to repurchase any homes under your repurchase agreements with third party financial institutions (other than 21st Mortgage) during the six months ended 5/2/09 and the year ended 11/1/08, please tell us how you determined it was appropriate to rely upon historical dealer default rates for the purpose of determining your liability for repurchase commitments, particularly in light of the unprecedented current economic conditions. Please revise your filing to disclose the number of dealers (and the number of homes) represented by your contingent liability of $1,128,000 and how many of the dealers have experienced a deterioration in financial conditions as of May 2, 2009. Please also tell us and consider disclosing the historical time periods you are using to evaluate the probability of default by dealers, and how you determined these time periods were appropriate. Finally, please revise to disclose the specific types of changes in dealers’ financial conditions that would cause you to determine that a dealer had an elevated risk of default.

Response: The Company has only one repurchase agreement with a financial institution (floor plan lender) and that agreement is for only one manufactured housing dealer. As of May 2, 2009, the dealer had 39 of the Company’s homes on floor plan in 10 different manufacturing home communities. The contingent liability for each is home is based on the wholesale invoice price of the home less the required curtailment from the floor plan lender that the dealer has paid per home.

Mr. Rufus Decker
September 8, 2009

        The Company has supplied homes to this one dealer for the past 25 years and monitors their sales daily since we currently are the exclusive supplier of all their homes, at all their manufacturing housing communities. The Company receives a copy of the floor plan lenders statements for this dealer and could determine that there was an elevated risk of default if the dealer was not paying their floor plan interest and curtailments. The Company has seen no indication that this dealer is experiencing any financial deterioration in their manufacturing housing communities.

        The Company does not track the financial condition of independent dealers other than through the floor plan lender and the Company’s daily to weekly contact with the dealer.

        The Company’s future filings will provide language similar to:

        The Company has only one repurchase agreement with a financial institution (floor plan lender) and that agreement is for only one manufactured housing dealer. As of May 2, 2009, the dealer had 39 of the Company’s homes on floor plan in 10 different manufacturing home communities. The contingent liability for each is home is based on the wholesale invoice price of the home less the required curtailment from the floor plan lender that the dealer has paid per home.

17.     Please revise to disclose the following regarding your finance revenue sharing agreement with 21st Mortgage Corporation:

•	The time period during which you are responsible for repurchasing defaulted loans which were financed under the finance revenue sharing agreement (e.g., loans defaulted within six months of loan origination, loans defaulted at any time while the loan is outstanding, etc);

Response: The Company is responsible for repurchasing defaulted loans at any time while the loan is outstanding. The Company will add this disclosure to future filings.

•	The methods and assumptions used to determine that the current market value of the collateral received (pre-owned home) exceeds the amount paid to repurchase the loan (including accrued interest and legal fees) and therefore no losses were incurred;

Response: Due to the payment arrangement under the finance revenue sharing agreement, which provides for a minimum of 25% of the payoff and maximum of 60% of the payoff amount to be paid to the Company upon the sale of the home, which creates sufficient equity, when included with the sales proceeds, and has resulted in no losses being incurred-to-date. In addition, management estimates no losses are expected to be incurred quarterly in connection with the finance revenue sharing agreement.

Mr. Rufus Decker
September 8, 2009

•	Clarify upon repurchase of the loans, you received both the pre-owned home and land as collateral or only the pre-owned home; and

Response: Upon the repurchase of the loan we receive all of the related collateral. If the loan included a mortgage on the land, we receive the land in addition to the home. If the loan only had the home as collateral we only get the home and are required to move it off the location where it was previously sited. The Company will clarify this disclosure in future filings.

•	Considering that your gross profits on sales (as disclosed on page 11) have declined significantly during the six months ended May 2, 2009 and you are only guaranteed to receive a maximum of 60% of the loan payoff amount upon disposition of pre-owned homes, explain how management expects there will be no losses related to the $4.7 million of loans repurchased during the first half of fiscal 2009.

Response: We receive the full proceeds from the sale of the home, plus up to an additional 60% of the payoff amount, to cover the cost of repurchasing, refurbishing and reselling the home. Based on this formula, we do not expect the sale of these homes each quarter to be at a low enough price to create a loss for the Company on the portfolio of pre-owned homes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

18.	It is unclear what is meant by your statement on page 13 that you did not receive a distribution in the second quarter of 2009 from the finance revenue sharing agreement in order to increase the reserve for loan losses. There does not appear to be any discussion elsewhere in your filing about the existence of a reserve for loan losses. Please revise your financial statement footnotes to provide a rollforward of the allowance for loan losses for each period presented along with a description of what the allowance is intended to provide for and how you determine the amount of the allowance as of each period presented. Refer to paragraph 13(b) of SOP 01-6.

Response: To the extent that the finance revenue sharing agreement has reserves in excess of the minimum reserve (as required to be maintained), those funds are available for distribution. The minimum reserve is determined by a formula and the higher the delinquency of the loan portfolio the more that is needed in the minimum reserve. During the second quarter of 2009, the loan delinquencies had increased to the point that there was not enough excess reserve to warrant a distribution due to the higher delinquency in the loan portfolio.

Mr. Rufus Decker
September 8, 2009

        The reserve for loan losses is held by 21st Mortgage Corporation and does not appear on the Company’s books. Included in the reserve is the cost of refurbishing and reselling the repurchased and foreclosed homes. All of the earnings of the loans originated under the finance revenue sharing agreement go to the reserve account. If this reserve amount is greater than the minimum required reserve, a distribution can be made. If the delinquencies in the loan portfolio rises, the required minimum reserve rises, and could equal or exceed the reserve amount. In this case, no amount would be available for distribution. The Company’s future filings will contain similar language.

19.	Please revise your discussion of the Ocala manufacturing facility to explain the circumstances which led management to decide to temporarily close the Ocala facility, the nature and. amount of one-time and on-going costs associated with temporarily closing the facility, and the circumstances under which management will decide to either re-open or permanently close the facility. Please also revise to explain the number and location of retail sales centers closed as well as the nature and amount of one-time and on-going costs associated with closing the retail sales centers.

Response: The Company’s future filings will include the following: The Belleview manufacturing plant was consolidated into the Ocala manufacturing plant because of the poor economic conditions in Florida and rest of the United States and no immediate improvement of either in sight. The Company was not selling enough manufactured homes to justify keeping both plants open. The Company was able to transfer the raw material inventory to the Ocala plant and use it in building the Belleview plant’s models in our Ocala plant. Most members of the Belleview’s management team and several of the employees were integrated into the Ocala plant. The cost to close the Belleview plant was approximately $10,000 and the ongoing cost for insurance, taxes, and minimum utilities is approximately $16,000 per quarter. The Belleview plant is planned to be reopened when business conditions improve to the point that the Ocala plant production was at or near capacity.

        There have been two retail model centers closed this fiscal year. One was located in Ft. Walton, Florida and the other in Ocala, Florida. The inventory was transported to other retail model centers with the close down costing approximately $34,000 per model center and no on going cost associated with the locations closed. There was approximately $60,000 in goodwill charged to expense relating to the Ft. Walton model center and $16,000 in land improvements charged to expense relating to the Ocala model center.

20.	As a related matter, please revise your financial statement footnotes to provide the information required by paragraph 20 of SFAS 146 pertaining to any exit and/or disposal activities during the periods presented.

Mr. Rufus Decker
September 8, 2009

Response: The Belleview manufacturing facility was temporary closed during second quarter of fiscal year 2009. The expense of moving the raw material inventory to the Ocala facility and other expense related to the temporary closing were approximately $10,000. The ongoing cost for insurance, taxes and minimum utilities will be approximately $16,000 per quarter. These expenses will be charged to cost of goods sold. During the second quarter of fiscal year 2009 two retail model centers closed. One was located in Ft. Walton, Florida and the other in Ocala, Florida. The inventory was transported to other retail model centers with the close down costing approximately $34,000 per model center and no on going cost associated with the locations closed. There was approximately $60,000 in goodwill charged to expense relating to the Ft. Walton model center and $16,000 in land improvements charged to expense relating to the Ocala model center. These expenses were charged to selling, general and administrative expenses. These amounts were deemed not material to disclose in our financials statements.

Liquidity and Capital Resources, page 14

21.	In light of your operating results for the six months ended May 2, 2009 and the current economic conditions affecting the Florida housing market, please enhance your liquidity and capital resources discussion to address the following:

•	Describe the extent to which you have experienced any recent credit rating downgrades and how those downgrades have impacted your ability to draw on your $4 million revolving credit facility;

Response: We have experienced no credit rating downgrades and, hence, had no impact on our ability to draw on our revolving credit facility. We renewed our $4 million unsecured revolving credit agreement on June 4, 2009, which expires on May 30, 2010, and management expects to renew again prior to its expiration. The Company will disclose the renewal of the credit agreement in our future filings.

•	Explain how your borrowing capacity and/or financial covenants on the $4 million revolving credit facility were impacted by becoming a guarantor on Majestic 21‘s $5 million note payable;

Response: No changes were made on the unsecured line of credit as a result of becoming a guarantor on the $5 million Majestic 21 note.

•	Quantify the amount of expenditures that you expect to incur during 2009 for purchasing current retail sales centers, repurchasing defaulted loans in connection with your finance revenue sharing agreement, and underwriting your own construction and mortgage loans;

Mr. Rufus Decker
September 8, 2009

Response: We do not plan to incur any expenditures in 2009 for the purchase of any of our current retail sales centers since we do not plan to purchase any of our leased centers in 2009. The expenditures associated with defaulted loans is highly related to the unemployment rate in our market area and the length and severity of the recession, in addition to how quickly the Company can resell the foreclosed homes. Our joint venture still has a significant loan loss reserve of over $5 million on the portfolio of $80 million in loans. Based on the current level of sales, construction loans should not exceed $500,000. The Company could be required to repurchase several million dollars more of defaulted loans during the remainder of fiscal 2009 depending upon delinquency and foreclosure rates. The Company will add this information to future filings.

•	Explain how the significant decline in gross profit, negative cash flows used in operations, and net operating losses experienced during the first half of fiscal 2009 are expected to impact your ability to continue your operations as planned for the remainder of fiscal 2009; and

Response: The significant decline in gross profit, negative cash flows and net operating losses will not impact our ability to continue operations for the remainder of 2009 because of our current cash and investment balances on hand. We will continue to monitor and eliminate all unnecessary expenses and would plan further management reductions and retail lot closings if business conditions continue to deteriorate.

•	Describe the impact on your business (including your plans to continue paying dividends and repurchasing stock) if you are not able to generate sufficient working capital from internal sources to meet the significant capital expenditures you expect for fiscal 2009 (as described on page 14).

Response: The Company has no significant capital expenditures planned for the remainder of 2009. Dividends are determined by the board of directors and based on the profitability of the Company. Management will not recommend to the board that a dividend be paid based on the anticipated results in fiscal 2009. The Company will add this information to future filings.

Critical Accounting Policies and Estimates, page l4

22.	Please tell us how you considered the impact that your $5 million guarantee of Majestic 21‘s note payable would have upon your assessment that you would not absorb a majority of Majestic 21‘s expected losses and therefore are not required to consolidate the joint venture in accordance with FIN 46R.

Response: While the Company is a guarantor of the $5 million note payable entered into by Majestic 21, the Company has entered into a separate agreement with the other joint venture partner, 21st Mortgage Corporation, to proportionately share all liabilities of the joint venture on a 50/50 basis. As a result of this agreement, the Company is not expected to absorb a majority of the expected losses of the joint venture, would not be the primary beneficiary, and thus the Company is not required to consolidate the joint venture under FIN 46R.

Mr. Rufus Decker
September 8, 2009

23.	As a related matter, please revise your filing to disclose the information required by paragraph 13 of FIN 45 related to your $5 million guarantee of Majestic 21‘s note payable, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require you to perform under the guarantee. To the extent that your agreement was the result of declining profitability and liquidity at Majestic 21, please disclose in detail how Majestic 21‘s declining financial performance is expected to impact your operations, financial position, and liquidity since you share in 50% of Majestic 21‘s profits and losses. Please also disclose how you evaluated your investment in Majestic 21 for impairment as of May 2, 2009 in light of the subsequent guarantee and declining financial performance of Majestic 21 (if applicable).

Response: The Company’s future filings will discuss the $5 million guarantee of Majestic 21‘s note with language similar to:

        The term of the guarantee is for approximately 9 years and the amount of the guarantee declines with the amortization of the loan. This guarantee was a requirement of the bank that provided the $5 million loan to Majestic 21. Since the Company owns 50% of Majestic 21, if enough of the loans that were used to collateralize the $5 million loan go into default, the Company and 21st Mortgage would each have to contribute 50% of the total amount necessary to bring the loan back down to 80% of the collateral provided. We do not anticipate this happening due to the 25% excess collateral, the adequate loan loss reserves in Majestic 21 and the strength of the underlying loans.

        On May 2, 2009 there was approximately $740,000 in loan loss reserves or 2.6% of the portfolio in Majestic 21. The Majestic 21 joint venture partnership is monitoring loan loss reserves on a monthly basis and is adjusting the loan loss reserves as necessary. The Majestic 21 joint venture is reflected on 21st Mortgage Corporation’s financial statements which are audited and included in the financial statements of its ultimate parent which is a public company. Management believes the loan loss reserves are adequate based upon its review of the Majestic 21 joint venture partnership’s financial statements.

      The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        If you should have any additional questions, please contact the undersigned at (352)732-5157.

Sincerely,
/s/ Lynn J. Cramer
Lynn J. Cramer
Treasurer and Principal Accounting Officer